FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 September 2005 – 14 October 2005

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Telecom shareholders re-elect Chairman Roderick Deane and pass all Resolutions

Miscellaneous

Director Independence Determination

6 October 2005

MEDIA RELEASE

Telecom shareholders re-elect Chairman Roderick Deane and pass all resolutions

Telecom shareholders re-elected Chairman Roderick Deane at the company’s annual meeting in Christchurch today.

As well, Directors Paul Baines and Patsy Reddy were re-elected. All three, who were standing for re-election by rotation, were re-elected for a further term.

Chairman Roderick Deane thanked shareholders for endorsing the Board re-appointments, saying that he, Mr Baines and Ms Reddy were delighted at being able to continue to work on behalf of all shareholders.

“The Board is well balanced, having a broad range of skills, expertise and experience across a raft of fields,” Dr Deane said.

Approximately 165 shareholders, who attended the meeting held in Christchurch for the first time, were asked to vote on four resolutions.

Resolutions passed by shareholders today were:

•	Authorising the directors to fix the remuneration of the Auditors

•	Re-election of directors including Chairman Roderick Deane, Paul Baines and Patsy Reddy who were standing for re-election by rotation

1

The list of resolutions, along with the outcome of shareholder voting, is below:

Voting cards	For	Against	Total
Fix Auditors remuneration	1,044,269,860	1,883,229	1,046,153,089
Re-elect Roderick Deane	1,016,822,702	21,150,144	1,037,972,846
Re-elect Paul Baines	1,040,686,976	5,662,581	1,046,349,557
Re-elect Patsy Reddy	1,023,631,210	22,756,467	1,046,387,677

ENDS

For further information please contact:

John Goulter

Public Affairs and Government Relations Manager

Phone 04 498 9369, 027 232 4303 or

john.goulter@telecom.co.nz

Or

Phil Love

Senior Corporate Affairs Executive

Phil.love@telecom.co.nz

Phone 04 498 9155, 027 244 8496

2

Linda Cox

Company Secretary

Telecom House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand

Telephone: (04) 498 9059 • Fax: (64 4) 471 0076

Mobile: 027 4475 537

e-mail: linda.cox@telecom.co.nz

7 October 2005

Market Information Services Section

New Zealand Stock Exchange

PO Box 2959

Wellington

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZX Listing Rule 3.3.1B(a), the Telecom Board has determined that the following Directors are independent, as defined by NZX Listing Rule 1.1.2:

Paul Baines:	Independent
Wayne Boyd:	Independent
Roderick Deane:	Independent
Theresa Gattung:	Not Independent
Rod McGeoch:	Not Independent
Rob McLeod:	Independent
Patsy Reddy:	Independent
Michael Tyler:	Independent

Yours faithfully

Linda Cox

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW
ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	14 October 2005